82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
11 October 2002

SUPPL

02 OCT 22 AM 9:27

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

02055461

Dear Mr Goldberg

For your records please find enclosed announcement to the Australian Stock Exchange as follows.

26/09/02	Change of Director's Interest Notice
27/09/02	ASIC Annual Audited A/Cs
11/10/02	Notice of Annual General Meeting
11/10/02	Tsumkwe Diamond Exploration Project Namibia

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Yours sincerely
MOUNT BURGESS MINING N.L.

dlw 10/28

pp. **Jan Forrester**
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Nigel Raymond Forrester**
Date of last notice	**App3Y - Lodged 13th August 2002**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect Interest**						**Total**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nigel Raymond Forrester	Caroline Forrester (daughter)	Claire Forrester (daughter)	Jan Forrester (Spouse)	Est D M Forrester (late mother)	Salto Pty Ltd	Beta Man. Svc. S/F a/c	
Date of change 23 & 25 September 02								

+ See chapter 19 for defined terms.

No. of securities held prior to change Ord F/P A Options B	8,190,496 500,000	193,000 -	111,000 -	411,010 250,000	13,860	1,000,000	1,542,200	11,461,566 750,000
Class A B	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops
Number acquired A B	- 	50,000	50,000				106,200	206,200
Number disposed A B	245,000			2,100				247,100
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	8 cents	8 cents	8 cents	8 cents				8 cents
No. of securities held after change Ord F/P A Options ..B	7,945,496 500,000	243,000	161,000	408,910 250,000	13,860	1,000,000	1,648,400	11,420,666 750,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade and off market transfer	Off market transfer	Off market transfer	Off market transfer			On market trade and off market transfer	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract									
Nature of interest									
Name of registered holder (if issued securities)									

+ See chapter 19 for defined terms.

Date of change								
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed								
Interest acquired								
Interest disposed								
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation								
Interest after change								

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements

11 October 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project - Namibia

(Mount Burgess Mining N L 90%, Kimberlite Resources 10%)

This is to inform you that high priority kimberlitic indicator mineral results were today received from the Company's mineral sorting department located in Windhoek, Namibia.

Binocular microscope observation has identified 3 x Class 1 pyrope garnets and 1 x Class 1 ilmenite grain, all with remnant host rock attached and 1 x Class 6 chrome diopside grain. The grains were recovered from the interval between 24 and 27 metres in drill hole NAM 077.

NAM 077 was drilled to test the TE062 anomaly, one of several kimberlitic indicator anomalies which have been discovered in a northwest-southeast corridor crossing the Tsumkwe area. The TE062 anomaly was previously identified by the discovery of a Class 1 pyrope garnet from a surface loam sample and a Class 5 chrome diopside grain from drill hole NAM 060.

TE062 is located in the eastern portion of the project area on a northerly trending structure which may be related to the Gura and Nxa-on Kimberlites previously discovered by the Company some 2.5 kilometres to the north.

Follow-up work will be conducted in an effort to establish a source which is believed to be proximal to the discovery of these kimberlitic indicator minerals.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.